Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Syncor International Inc.
                                                   Commission File No. 000-08640


[CARDINAL HEALTH LOGO]


CENTRAL PHARMACY SERVICES                              QUESTIONS AND ANSWERS


ABOUT SYNCOR

Syncor International Corporation (www.syncor.com), based near Los Angeles, California, is a leading provider of high technology health care services concentrating on nuclear pharmacy services. In the nuclear pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals for diagnostic and therapeutic use by nuclear medicine departments in more than 7,000 hospitals and outpatient clinics in major U.S. metropolitan areas and select international locations. Syncor distributes these time-critical pharmaceuticals through an integrated network of 149 domestic and international nuclear pharmacies. Syncor has about 4,300 employees.



THE MECHANICS OF THE DEAL

Under the plan announced today, Syncor has agreed to be acquired by Cardinal Health pursuant to a stock-for-stock merger. A "stock-for-stock merger" means that, if the merger is approved by Syncor shareholders, Cardinal Health is going to pay for the acquisition by exchanging shares of its common stock with the shares of common stock currently held by Syncor shareholders, and Syncor will become a wholly owned subsidiary of Cardinal. According to the terms of our agreement, each Syncor shareholder will receive 0.52 Cardinal Health shares for every share of Syncor stock they own. The transaction must be approved by U.S. regulatory agencies and Syncor shareholders. We anticipate completing the deal by the end of the calendar year.


WHAT HAPPENS IN THE MEANTIME?

In the meantime, it's business as usual. There's no reason for us to do anything differently when it comes to sales, operations or any other company functions.


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And it's important that we don't coordinate our behavior or share proprietary information about customers, prices or marketing with Syncor until the acquisition is formally completed. However, we're likely to start considering transition-related issues immediately, with implementation after the transaction closes.

DOES THIS MEAN THAT CARDINAL HEALTH WILL MERGE OPERATIONS?

Our intent is to take the best elements of both companies to create the best nuclear pharmacy services business in the industry. It's important to note that Fred Burke, president of Central Pharmacy Services, and Rod Boone, president of Syncor Pharmacy Services, will be equal partners in a collaborative effort to identify those "best practice" elements.


HOW FAST IS THE INTEGRATION TEAM LIKELY TO MAKE DECISIONS?

While we can start to do some research and prepare for further conversations, we really can't do much before the transaction has received regulatory approval and is concluded. After that, we anticipate taking a thoughtful, but expeditious, approach - and making any changes only as it makes sense to do for the business. It's difficult to know what changes will be required or how fast they would happen. What we do know is that this will surely be a growing business with all the challenges and opportunities you would expect for a growing business. The faster we can capitalize on our opportunities, the better.


HOW WILL THE DIFFERENCES IN BUSINESS PRACTICES BE ADDRESSED?

Both organizations bring cultural strengths to the table. The integration team will look to preserve the best elements of our respective cultures moving forward.


WHAT ADVANTAGES DOES THE ACQUISITION BRING TO CARDINAL HEALTH?

In many ways, partnering with Syncor is a natural extension for Cardinal Health. Many of their customers are already Cardinal Health customers for a range of other services like pharmaceutical distribution, med-surg distribution, pharmacy automation and outsourcing. Syncor's broad network of pharmacies represents a specialty distribution channel Cardinal Health can use to bring complex pharmaceuticals to market. At the same time, the work Cardinal Health does with the pharmaceutical and biotech companies who make nuclear medicines will increase Syncor's access and visibility to critical product introductions.



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WILL ANY CPSI EMPLOYEES BE AFFECTED?

Again, nothing changes for the short-term. Once the acquisition is final, the integration team will determine a plan that makes sense for customers and employees. We will keep you posted on developments in this regard as the process proceeds.


WHEN CAN WE START WORKING WITH SYNCOR LABS?

It's important that we don't discuss specific customer information, pricing, or marketing efforts with Syncor or otherwise coordinate our strategies until the acquisition receives regulatory clearance and is concluded. Please do not approach Syncor until we let you know that the transaction is final. Similarly, if you are approached for any information, please check with Fred Burke before you respond to any inquiries.


WILL WE USE SYNCOR SALESPEOPLE FOR CUSTOMER RELATIONSHIPS?

Again, it is premature to speculate about any changes in the way we do business. This will be among the many, many things the integration team will discuss.


WILL WE CONSOLIDATE COMPENSATION OR INCENTIVE PLANS? WILL ELIGIBLE CPSI EMPLOYEES CONTINUE TO RECEIVE CARDINAL HEALTH STOCK OPTIONS?

There will be no changes to current compensation, incentive or option structures for either company immediately. CPSI is already on the Cardinal Health platform, and over time, Cardinal Health will likely merge the Syncor employees onto the same platform, including health and welfare benefits and options.

WHAT KIND OF CAREER OPPORTUNITIES MIGHT THE ACQUISITION LEAD TO FOR CPSI EMPLOYEES?

We believe that the acquisition will provide many opportunities. We are a performance-oriented growth company--opportunity always exists for talented individuals.

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OUR COMMITMENT TO COMMUNICATE

We're sure you have many more questions about what this acquisition will mean for you, and we are eager to share as much information as we can. But, there are a lot of things that will take time to figure out - and still other things that we won't be able to think about until the transaction is final. However, you have our commitment to keep you as informed as possible.


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Cardinal Health, Inc. ("Cardinal") intends to file a registration statement on
Form S-4 in connection with the transaction, and Syncor International Corporation ("Syncor") intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF SYNCOR ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT CARDINAL, SYNCOR AND THE TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web sit at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Cardinal or Syncor. Syncor and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. Information regarding the interests of Syncor's officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Cardinal in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal or Syncor. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.



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